EXHIBIT 99.1

PRESS RELEASE

MAGAL AWARDED $7.7 MILLION EXTENSION CONTRACT FOR SYSTEMS
PROTECTING CRITICAL INFRASTRUCTURE IN THE AMERICAS

YEHUD, Israel – October 3, 2018-- Magal Security Systems, Ltd. (NASDAQ: MAGS) announced that it has been awarded, through one of the subsidiaries, an $7.7 million extension to an ongoing project providing integrated security solutions for critical energy infrastructures protection in the Americas. Most of this order is scheduled to be delivered during the remainder of 2018.

Dror Sharon, CEO of Magal, commented: "This significant follow-on order demonstrates the satisfaction that our client has with the initial installation of our perimeter security system, and is another solid reference for Magal. Magal's many years of experience in perimeter security, its strong relationships in the region as well as our integration capabilities, continue to bring us new orders and increased business. Our backlog remains at very high levels and we expect this to be reflected in our 2018 revenue growth."

ABOUT MAGAL

Magal is a leading international provider of solutions and products for physical and video security solutions, as well as site management. Over the past 45 years, Magal has delivered its products as well as tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries – under some of the most challenging conditions.

Magal offers comprehensive integrated solutions for critical sites, managed by Fortis4G – our 4th generation, cutting-edge physical security information management system (PSIM). The solutions leverage our broad portfolio of home-grown PIDS (Perimeter Intrusion Detection Systems), Symphony – our advanced VMS (Video Management Software) with native IVA (Intelligent Video Analytics) security solutions.

Forward Looking Statements

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in Magal's reports filed from time to time with the Securities and Exchange Commission, including its Annual Report on Form 20-F and Current Reports on Form 6-K.

For more information:
Magal Security Systems Ltd.
Dror Sharon, CEO
Tel: +972-3-539-1421
E-mail: dianeh@magal-s3.com
Web: http://www.magalsecurity.com

GK Investor Relations
Ehud Helft / Gavriel Frohwein
Tel: (US) +1-646-688-3559
E-mail: magal@gkir.com